Exhibit 1.2

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 monishbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

Response to Inquiries on CDC Corporation Q3 2006 Results and 2007 Guidance

ATLANTA, BEIJING, November 17, 2006 - Following the release of CDC Corporation’s Q3 2006 results and the company’s earnings and operations review conference call, the company received and continues to receive questions from investors, many of which are similar inquiries. The company believes that it would be beneficial to highlight these similar inquiries, together with the company’s response, in this press release so that all shareholders may have the opportunity to read the company’s responses. The information contained in this press release is not meant to be considered in isolation of, or as a substitute for, the review of our earnings results and summary financial statements issued on November 14, 2006 and the related conference call replay, each of which investors may access via the company’s website at www.cdccoporation.net.

The similar inquiries and the company’s respective responses are as follows:

1. Why did the company give out year guidance, for 2007, for the first time in the company’s history?

As we have noted to investors previously, the company has been radically transformed since its inception as a China orientated Internet portal and web consulting company in 1999. Through both acquisitions and organic growth, the company has evolved into a leader in enterprise software applications and services. CDC Software contributed approximately 78% of the company’s revenues in both Q3 of 2006 as well as the year to date September 30, 2006. The company is also much more global in scale with 46% of Q3 2006 revenues coming from the Americas, 19% from EMEA and the balance from Asia Pacific.

Also, in contrast to the company’s earlier years of operations, a significant component of the company’s revenues are now recurrent in nature. As a result of tightly targeted industry focus and continued investments in industry-specific applications, CDC Software enjoys a customer satisfaction and maintenance renewal rate of over 90% and a high level of continuing investments by existing customers. This was demonstrated by the 316 customers who upgraded or purchased additional enterprise software licenses in Q3 of 2006.

In addition, the company generates a high level of service revenue, which provide the company higher visibility. Given the relative size and stability of our recurrent revenue stream, the broader geographic balance of our operations and the significantly more diversified revenue components within the company as compared to historical results, we enjoy better predictability in revenues and earnings visibility and we believe we in a comfortable position to provide out year guidance for the first time in the company’s history.

2. Given CDC’s strong balance sheet why did the company decide to raise more money through the issuance of exchangeable convertible notes?

While historically CDC has been fortunate to have a healthy cash position while continuing to generate free cash flow from operations, the company believes that additional cash would give the company the necessary flexibility to pursue larger acquisitions which may be key to helping the company to reach the next level of growth and success. In today’s hyper-competitive environment for acquisitions fueled by private equity billions, the company was previously constrained in both the size of possible transactions as well as the structure of the consideration. The proceeds of the notes will help alleviate this concern and significantly open up the playing field as we execute our strategic investment initiatives over the next 6-12 months.

The notes were structured creatively to unlock shareholder value in some of our subsidiaries while reducing potential dilutive effect to CDC shareholders. It carries a very attractive cash coupon of 3.75% a year and its initial conversion price of $10.37 represents an appealing premium for the company’s shares.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile
CDC Mobile is focused on providing MVAS products to subscribers in China and is a business unit of CDC Corporation.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding future revenues, potential new acquisitions, potential carve-outs of CDC Software or CDC Games, the use of proceeds from the offering, potential dilutive effects of a conversion on CDC Corporation and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.